Leading Brands, Inc.
Second Quarter Report

Period Ended August 31, 2007

Contents

Report to Shareholders.	1
Management’s Discussion & Analysis	2
Overview	2
Overall Performance	2
Results of Operations	3
Summary of Quarterly Results	5
Liquidity and Capital Resources	6
Trend Information	6
Related Party Transactions	7
Disclosure of Outstanding Share Data.	7
Consolidated Balance Sheet	8
Consolidated Statement of Income (Loss) and Deficit	9
Consolidated Statement of Cash Flows	10
Notes to Consolidated Financial Statements	11
Leading Brands, Inc. At a Glance	14
Shareholder Information:	14
Officers of the Company and its subsidiaries	14

Note: These financial statements have not been audited or reviewed by the Company’s auditors

Report to Shareholders

“Sales of the Company’s proprietary branded
beverages grew 55% year over year.”

To our Shareholders:

Net loss for the quarter was $1,459,000 or $0.08 per share, versus net income of $320,000 or $0.02 per share in Q2 of last year. Gross sales for the quarter were $8,335,000, versus $15,740,000 in Q2 of the prior year. The year to date net loss was $1,644,000 or $0.10 per share versus net income of $585,000 or $0.04 in the first half of last year. Gross sales for the fiscal year so far were $18,893,000, compared to $28,975,000 in the first half of last year. The decrease in gross sales was directly attributable to the discontinuance of three specific business lines during the latter part of fiscal 2006 and the first quarter of 2007. Sales of the Company’s proprietary branded beverages grew 55% year over year.

This was the first full quarter focused on distributing our own brands. Gross sales generated from discontinued business lines, namely: (a) third party distribution; (b) our Vancouver plant and (c) Hansen’s® products aggregated approximately $8,000,000 in Q2 of last year, or more than ½ of total quarterly gross sales. Exiting those areas was the primary cause of the quarter over quarter decrease in gross sales. In addition, co-pack revenues in our Edmonton plant were off due to downtime associated with the installation of several key pieces of equipment transferred from Vancouver and the addition of a new PET labeling capability for a large customer. The difference was made up by our continuing strong proprietary branded revenue growth. As I mentioned during our last conference call, it will take us several months to replace the lost revenue with that from our proprietary brands.

There is much that we are doing to accelerate our branded sales growth. Most new opportunities with retailers and distributors occur in the Fall and Spring months and we are aggressively pursuing new listings, particularly in the United States. We were caught a little flat-footed with the loss of Monster® going into the Summer, but significant recent chain store listings for STOKED® energy drink in Canada are dramatically increasing the presence and pull of that brand. Infinite Health™ Water is also showing very strong growth. We didn’t do a great job with the initial listing of TrueBlue® with Kroger® stores. Our execution at store level was poor and, as a result, in mid-September we changed the broker responsible for Kroger® to the largest broker in America. For those of you who shop at Kroger® you will start seeing a much better presence and pull through there which should also help us continue to increase our listing base and sku counts with all of our chain customers. TrueBlue® 16 oz will soon appear nation-wide at 7-Eleven® stores providing an entirely new customer with exposure to that brand.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Forward Looking Statements:
Certain information contained herein includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included herein are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Any non-GAAP financial measures referenced herein such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Leading Brands, Inc - Q2 REPORT	1

Management’s Discussion & Analysis

For the three and six months ended August 31, 2007

October 4, 2007

The following information should be read in conjunction with the Company’s February 28, 2007 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview
Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in two main business functions:

  the development, production, marketing and distribution of the Company’s branded beverages and the distribution of other licensed brands: and the operation of a bottling plant in Edmonton, Alberta.

The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through its Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores. Its principal product lines include blueberry juices, energy drinks, and vitamin waters. The bottling plant provides bottling services for the Company’s own products and for other external customers. The Company also uses the services of third party bottlers as required to meet its objectives.

The Company is focused on increasing the distribution of its existing branded healthy beverage products, developing a number of new products, building its bottling services business and controlling overhead costs.

Overall Performance
The major developments during the six months to August 31, 2007 included:

  The Company’s distribution business began a transition from primarily distributing third party beverage brands to a focus on developing and marketing its own brands of beverages;
  The Company launched its new line of “Stoked™” energy drinks;
  The Company secured the listing of four of its “TrueBlue®” juice products with certain banners of The Kroger® Co., a major US grocery chain;
  The Company was appointed as the exclusive Canadian distributor for the “BooKoo®” line of energy drinks;
  The Company commenced co-packing of its “TrueBlue®” juice products in the US;
  The bottling plant in Richmond, British Columbia was closed and certain equipment and production capacity relocated to Edmonton; and
  The Company’s contract to distribute Hansen’s® products was terminated on April 15, 2007.

For the three months ended August 31, 2007, the Company reported gross sales of $8.3 million and a net loss of $1.5 million as compared to gross sales of $15.7 million and net income of $0.3 million in the corresponding quarter of the prior year. For the six months ended August 31, 2007, the Company reported gross sales of $18.9 million and a net loss of $1.6 million as compared to gross sales of $29.0 million and net income of $0.6 million in the corresponding period of the prior year. The decrease in profitability in 2007 as compared to the corresponding periods in 2006 was primarily the net result of:

  lower sales resulting from the termination of certain non-core customer relationships;
  an increase in sales of the Company’s branded products; and
  non-recurring income related to the termination of the Hansen’s® distribution agreement.

During the quarter ended August 31, 2007, the Company completed a private placement of common stock raising net proceeds of $8.9 million which the Company intends to use for the marketing of its proprietary beverage brands and for general working capital purposes. After deducting the cash used in operating, investing and other financing activities, the net increase in cash and short-term investments for the period was $4.2 million. As at August 31, the Company had total net working capital of $6.3 million and unused borrowing capacity of $1.8 million on its revolving bank line of credit.

Leading Brands, Inc - Q2 REPORT	2

Results of Operations

SALES

	Quarter ended	Quarter ended
	August 31, 2007	August 31, 2006	Change
Bottling Plants	$ 2,829,872	$ 4,983,680	($ 2,153,808)
Distribution and Other	$ 5,504,922	$ 10,756,591	($ 5,251,669)

Total Gross Sales	$ 8,334,794	$ 15,740,271	($ 7,405,477)
Discounts, rebates
and slotting fees	($ 1,107,289)	($ 1,216,479)	$ 109,190
Net Sales	$ 7,227,505	$ 14,523,792	($ 7,296,287)

The decrease in gross sales for the three months ended August 31, 2007 was the net result of the following:

  A decrease of $7.8 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $0.7 million relating to higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands; and
  A decrease of $0.3 million relating to sales of other products and the effects of changes in currencies on gross sales.

Discounts, rebates and slotting fees for the three months ended August 31, 2007 decreased as a result of lower sales but were higher relative to sales as a result of new listing fees and more aggressive promotions in connection with the expansion of the Company’s brands in the United States.

	Six months ended	Six months ended
	August 31, 2007	August 31, 2006	Change
Bottling Plants	$ 5,451,780	$ 9,448,824	($ 3,997,044)
Distribution
and Other	$ 13,440,823	$ 19,525,755	($ 6,084,932)
Total Gross Sales	$ 18,892,603	$ 28,974,579	($ 10,081,976)
Discounts, rebates
and slotting fees	($ 2,127,386)	($ 2,343,890)	$ 216,504
Net Sales	$ 16,765,217	$ 26,630,689	($9,865,472)

The decrease in gross sales for the six months ended August 31, 2007 was the net result of the following:

  A decrease of $11.7 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $2.1 million relating to higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands; and
  A decrease of $0.5 million relating to sales of other products and the effects of changes in currencies on gross sales.

Discounts, rebates and slotting fees for the six months ended August 31, 2007 decreased as a result of lower sales but were higher relative to sales as a result of new listing fees and more aggressive promotions in connection with the expansion of the Company’s brands in the United States.

COST OF SALES

	Quarter ended	Quarter ended
	August 31, 2007	August 31, 2006	Change
Bottling Plants	$ 1,464,765	$ 2,618,942	($ 1,154,177)
Distribution and Other	$ 4,232,005	$ 7,470,100	($ 3,238,095)

Total Cost of Sales	$ 5,696,770	$ 10,089,042	($ 4,392,272)

Cost of sales for the quarter ended August 31, 2007 decreased as the net result of the following:

  A decrease of $4.8 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $0.4 million as the net result of:
    higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands;
    lower sales of other products and the effects of changes in currencies on cost of sales;
    lower plant operating costs as a result of the closing of the Richmond plant; and
    higher per unit freight costs on Company produced beverages.
Leading Brands, Inc - Q2 REPORT	3

	Six months ended	Six months ended
	August 31, 2007	August 31, 2006	Change

Bottling Plants	$ 2,975,273	$ 5,087,045	($ 2,111,772)
Distribution and Other	$ 9,900,873	$ 13,534,482	($ 3,633,609)
Total Cost of Sales	$ 12,876,146	$ 18,621,527	($ 5,745,381)

Cost of sales for the six months ended August 31, 2007 decreased as the net result of the following:

  A decrease of $7.0 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $1.3 million as the net result of:
    higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands;
    lower sales of other products and the effects of changes in currencies on cost of sales;
    lower plant operating costs as a result of the closing of the Richmond plant; and
    higher per unit freight costs on Company produced beverages.

MARGIN

	Quarter ended	Quarter ended
	August 31, 2007	August 31, 2006	Change

Bottling Plants	$ 1,207,934	$ 2,201,599	($ 993,665)
Distribution and Other	$ 322,801	$ 2,233,151	($ 1,910,350)
Total Margin	$ 1,530,735	$ 4,434,750	($ 2,904,015)
Margin Percentage	21.2%	30.5%	(9.3%)

Margin for the quarter ended August 31, 2007 decreased as the net result of the following:

  A decrease of $3.0 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $0.1 million as the net result of:
    higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands;
    lower discounts, rebates and slotting fees;
    lower plant operating costs as a result of the closing of the Richmond plant; and
    higher per unit freight costs on Company produced beverages.

On a percentage basis, margin for the quarter declined by 9.3% as a result of higher freight costs and higher discounts, rebates and slotting fees as a percentage of sales.

	Six months ended	Six months ended
	August 31, 2007	August 31, 2006	Change

Bottling Plants	$ 2,178,889	$ 4,093,678	($ 1,914,789)
Distribution and Other	$ 1,710,182	$ 3,915,484	($ 2,205,302)
Total Margin	$ 3,889,071	$ 8,009,162	($ 4,120,091)

Margin Percentage	23.2%	30.1%	(6.9%)

Margin for the six months ended August 31, 2007 decreased as the net result of the following:

  A decrease of $4.7 million relating to:
    the termination of the Hansen’s® contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007; and
    the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year;
  An increase of $0.6 million relating to:
    higher sales of TrueBlue® products, the new Stoked™ energy drinks and other Company brands;
    lower discounts, rebates and slotting fees;
    lower plant operating costs as a result of the closing of the Richmond plant; and
    higher per unit freight costs on Company produced beverages.

On a percentage basis, margin for the six months declined by 6.9% as a result of higher freight costs and higher discounts, rebates and slotting fees as a percentage of sales.

SELLING, GENERAL AND
ADMINISTRATION EXPENSES

For the quarter ended August 31, 2007, selling, general and administration expenses decreased by $381,000 as compared to the corresponding period in the previous year. The decrease was primarily the net result of the following:

  lower plant overhead costs of $268,000 as a result of the closing of the Richmond plant;
Leading Brands, Inc - Q2 REPORT	4

  lower commission expenses of $197,000 due to lower sales volumes;
  lower sales salaries expense of $166,000;
  higher marketing expenses of $111,000; and
  higher corporate and administration expenses of $102,000.

For the six months ended August 31, 2007, sales, general and administration expenses increased by $186,000 as compared to the corresponding period in the previous year. The increase was primarily the net result of the following:

  non-recurring expenses related to the relocation of the Richmond plant equipment of $360,000;
  higher marketing expenses of $359,000 to promote the Company’s new and existing brands;
  higher corporate and administration expenses of $115,000;
  lower plant overhead costs of $378,000 as a result of the closing of the Richmond plant;
  lower commission expenses of $227,000 due to lower sales volumes; and
  lower sales salaries expense of $199,000.

OTHER EXPENSES AND INCOME

For the three and six month periods ended August 31, 2007, amortization was lower than in the corresponding periods as a result of lower Property, Plant and Equipment values due to the impairment adjustment recorded in the last fiscal year on the Richmond plant equipment relocation.

For the six months ended August 31, 2007, other income was $1,226,506 relating to the termination of the Hansen’s® contract in the quarter ended May 31, 2007.

For the quarter ended August 31, 2007, the Company recorded a non-cash income tax recovery of $432,000 corresponding to operating losses in the Canadian operating entity, as compared to an expense of $309,000 in the corresponding quarter of the prior year. For the six months ended August 31, 2007, the non-cash income tax recovery was $300,000 as compared to an expense of $491,000 in the corresponding quarter of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

		AUGUST 31			MAY 31			FEBRUARY 28				NOVEMBER 30
		2007	2006		2007	2006		2007		2006		2006		2005
Net sales / operating revenue		$7,227,505	$14,523,792		$9,537,711	$12,106,898		$8,725,111		$8,079,388		$10,402,524		$8,846,295
Net Income (loss)	$	(1,458,592)	$319,913	$	(185,081)	$264,843	$	(3,555,670)	$	(866,883)	$	(583,770)	$	(550,880)
Net Income (loss) per share	$	(0.08)	$0.02	$	(0.01)	$0.02	$	(0.23)	$	(0.05)	$	(0.04)	$	(0.04)
Net Income (loss) per share,
diluted		$(0.08)	$0.02	$	(0.01)	$0.02	$	(0.23)	$	(0.05)	$	(0.04)	$	(0.04)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The stock based compensation rules create a non-cash expense to selling, general and administration expenses. Income/loss by quarter would be as follows without this expense:

		AUGUST 31			MAY 31			FEBRUARY 28				NOVEMBER 30
		2007	2006		2007	2006		2007		2006		2006		2005
Net Income (loss)	$	(1,458,592)	$319,913	$	(185,081)	$264,843	$	(3,555,670)	$	(866,883)	$	(583,770)	$	(550,880)
Stock based compensation		$51,822	$198,813		$81,593	$125,128		$87,621		$83,370		$158,065		$55,165
Income (loss) excluding stock based
compensation expense	$	(1,406,770)	$518,726	$	(103,488)	$389,971	$	(3,468,049)	$	(783,513)	$	(425,705)	$	(495,715)

Leading Brands, Inc - Q2 REPORT	5

CASH FLOWS

	Three months	Three months
Cash provided by	ended	ended
(used in):	August 31, 2007	August 31, 2006	Change

Operating activities	($ 1,968,763)	$ 780,147	($ 2,748,910)
Investing activities	($ 687,770)	($ 111,658)	($ 576,112)
Financing activities	$ 6,881,600	($ 668,489)	$ 7,550,089

The increase in cash used in operating activities for the three months nded August 31, 2007 was primarily a result of the increased loss for the period together with a reduction of accounts payable as the Company used its recently improved cash position to leverage its relationships with its suppliers. Inventories were an offsetting increased source of cash as the Company reduced inventory as a result of the discontinued sales of Hansen’s® and other products.

The increase in cash used in investing activities for the three months ended August 31, 2007 was a result of the addition of equipment in the Edmonton plant to allow for the production of new products and to improve efficiencies. During the quarter the Company also realized $236,000 on the sale of certain equipment from the Richmond plant.

The increase in cash provided by financing activities was primarily the result of the common share and warrant issue that was completed on August 9, 2007 resulting in net proceeds of $8,926,000 (after deducting share issuance expenses of $974,000). Offsetting this was an increased use of cash resulting from repayments on the revolving bank line of credit.

	Six months	Six months
Cash provided by	ended	ended
(used in):	August 31, 2007	August 31, 2006	Change

Operating activities	($ 2,548,537)	($ 634,490)	($ 1,914,047)
Investing activities	($ 993,708)	($ 222,092)	($ 771,616)
Financing activities	$ 7,767,312	$ 856,582	$ 6,910,730

For the six months ended August 31, 2007, the increase in cash used in operating activities was from the increased loss for the period together with a reduction of accounts payable. Inventories were an offsetting increased source of cash as the Company reduced inventories as a result of the discontinued sales of Hansen’s® and other products. Accounts receivable were also an offsetting increase in cash as sales were trending lower in the current period as compared to increasing sales in the prior period.

The increase in cash used in investing activities in the six months ended August 31, 2007 was the net result of the addition of equipment in the Edmonton plant and the sale of certain equipment from the Richmond plant, both as noted above.

The increase in cash provided by financing activities in the six months ended August 31, 2007 was the net result of an increase resulting from the common share and warrant issue noted above, a decrease resulting from repayments of the revolving bank line of credit and an increase relating to proceeds of long-term debt used to purchase production equipment.

Liquidity and Capital Resources
As at August 31, 2007, the Company had working capital of $6,292,000 (including cash and cash equivalents of $4,225,000) and an unused portion of the revolving bank line of credit of $1,845,000 (the revolving line of credit has a limit of $5,207,000 (Cdn $5,500,000) subject to the availability of eligible collateral and at August 31, 2007, the actual limit based on eligible collateral was $3,977,000).

The Company has secured a commitment for a lease of up to $3,787,000 (Cdn $4,000,000) for its capital projects for the fiscal year ending February 29, 2008. At this time, the Company expects to draw down approximately $2,300,000 of this commitment to fund capital expenditures incurred to date along with expected capital expenditures for the period to February 29, 2008.

At the end of the previous quarter, the Company was not in compliance with the current ratio or the tangible net worth covenants on its loans from its bank. Since that time the Company has completed the above noted common share and warrant issue on August 9, 2007 and as a result, the Company is now in compliance with these covenants.

Trend Information
While sales in the current fiscal periods are lower than the comparable prior periods as a result of the termination of certain customer relationships explained in the Results of Operations section above, sales of non-carbonated beverages, and particularly healthy beverages are trending upwards. Specifically, sales of the Company’s branded beverage products are up by 34% for the three month period ended August 31, 2007 as compared to the corresponding three month period in 2006.

The Company’s major expenses are blueberry and other juice concentrates, goods purchased for resale, packaging materials and wages. While prices for juice concentrates continue to fluctuate, there is no significant net trend in our major expenses.

Leading Brands, Inc - Q2 REPORT	6

Related Party Transactions
Significant transactions with related parties are disclosed in the Company’s annual financial statements.

A company related by a director in common, acted as the Placement Agent for the Company’s common share and warrant issue completed in August 2007. The Placement Agent’s compensation included commissions of $693,000 and 167,000 common share purchase warrants. The warrants were on the same terms as the warrants issued in the related common share and warrant placement.

Since the last fiscal year end, the Company has engaged a marketing consultant in a contract capacity from a company related to the President. The amounts paid in the quarter and six months ended August 31, 2007 were $16,503 and $21,800 respectively.

Disclosure of Outstanding Share Data
At October 3, 2007, the Company had 19,952,591 issued and outstanding common shares, 1,365,831 issued and outstanding stock options, of which 941,417 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Leading Brands, Inc - Q2 REPORT	7

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	August 31	February 28
(EXPRESSED IN UNITED STATES DOLLARS)	2007	2007

ASSETS
Cash and cash equivalents	$4,225,067	$-
Accounts receivable	2,985,762	3,400,977
Inventory	5,450,730	5,723,926
Prepaid expenses and deposits (Note 2)	420,657	814,340
	13,082,216	9,939,243
Property, plant and equipment	8,582,766	7,175,225
Trademarks and rights	103,162	93,144
Goodwill (Note 3)	3,175,102	2,866,766
Deferred costs	206	5,610
Future income taxes - long term (Note 4)	4,601,432	3,892,603
Total Assets	$29,544,884	$23,972,591

LIABILITIES
Bank indebtedness	$2,131,612	$3,356,721
Accounts payable and accrued liabilities	3,834,944	6,457,805
Current portion of long-term debt (Note 5)	823,075	721,350
	6,789,631	10,535,876
Long-term debt (Note 5)	4,268,131	3,899,998
	$11,057,762	$14,435,874

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Common shares	32,736,751	27,403,161
Contributed surplus	6,160,879	2,162,885
Currency translation adjustment	3,798,035	2,535,541
Deficit	(24,208,543)	(22,564,870)
	18,487,122	9,536,717
Total Liabilities and Shareholders’ Equity	$29,544,884	$23,972,591

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc - Q2 REPORT	8

Leading Brands, Inc.
Consolidated Statement of Income (Loss) and Deficit

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN UNITED STATES DOLLARS)	ended	ended	ended	ended
	August 31, 2007	August 31, 2006	August 31, 2007	August 31, 2006

Gross Sales	$8,334,794	$15,740,271	$18,892,603	$28,974,579
Less: Discounts, rebates and slotting fees	(1,107,289)	(1,216,479)	(2,127,386)	(2,343,890)
Net Sales	7,227,505	14,523,792	16,765,217	26,630,689

Cost of sales	5,696,770	10,089,042	12,876,146	18,621,527
Selling, general & administration expenses	3,063,817	3,445,297	6,407,480	6,221,616
Amortization of property, plant and equipment	161,498	210,048	316,168	414,549
Amortization of deferred costs and other	2,997	20,194	5,798	41,509
Interest on long-term debt	90,892	73,886	170,580	148,249
Interest on current debt	54,742	56,198	110,337	107,602
Loss on sale of assets	47,297	0	48,554	0
Gain on contract settlement (note 8)	0	0	(1,226,506)	0
	9,118,013	13,894,665	18,708,557	25,555,052

Net income (loss) before taxes	(1,890,508)	629,127	(1,943,340)	1,075,637
Income tax (recovery) expense	(431,916)	309,214	(299,667)	490,881
Net income (loss)	(1,458,592)	319,913	(1,643,673)	584,756
Deficit, beginning of period	(22,749,951)	(18,745,343)	(22,564,870)	(19,010,186)
Deficit, end of period	($ 24,208,543)	($ 18,425,430)	($ 24,208,543)	($ 18,425,430)

EARNINGS (LOSS) PER SHARE
Basic	($ 0.08)	$0.02	($ 0.10)	$0.04
Diluted	($ 0.08)	$0.02	($ 0.10)	$0.04

Weighted average number of shares
outstanding - basic	17,357,458	15,467,590	16,889,350	15,290,956
Weighted average number of shares
outstanding - diluted	17,357,458	16,616,784	16,889,350	16,577,260

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc - Q2 REPORT	9

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN UNITED STATES DOLLARS)	ended	ended	ended	ended
	August 31, 2007	August 31, 2006	August 31, 2007	August 31, 2006
Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss)	($ 1,458,592)	$319,913	($ 1,643,673)	$584,756
Items not involving cash
Depreciation and amortization	164,495	230,242	321,966	456,058
Loss on sale of assets	47,297	-	48,554	-
Changes in non-cash operating working
capital items (Note 7)	(342,738)	(278,035)	(1,110,001)	(2,490,126)
Future income taxes	(431,047)	309,214	(298,798)	490,881
Stock based compensation expense	51,822	198,813	133,415	323,941
	($ 1,968,763)	$780,147	($ 2,548,537)	($ 634,490)
INVESTING ACTIVITIES
Purchase of property, plant & equipment	(923,357)	(111,658)	(1,393,855)	(222,092)
Proceeds on sale of property,
plant & equipment	235,587	-	400,147	-
	($ 687,770)	($ 111,658)	($ 993,708)	($ 222,092)
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(2,153,019)	(1,325,888)	(1,565,289)	212,348
Issuance of common shares, net of issuance costs	9,034,619	795,846	9,198,169	920,949
Proceeds from issuance of long-term debt	-	-	293,686	-
Repayment of long-term debt	-	(138,447)	(159,254)	(276,715)
	$6,881,600	($ 668,489)	$7,767,312	$856,582

Increase in cash and cash equivalents	4,225,067	-	4,225,067	-
Cash and cash equivalents, beginning of period	-	-	-	-
Cash and cash equivalents, end of period	$4,225,067	$-	$4,225,067	$-

Interest paid	$137,947	$130,212	$269,053	$247,481
Income tax paid (recovered)	(869)	-	(869)	-

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc - Q2 REPORT	10

Leading Brands, Inc.
Notes to Consolidated Financial Statements
For the periods ended August 31, 2007
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited financial statements have been prepared by the Company, without audit, in accordance with Canadian Generally Accepted Accounting Principles for interim financial information. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

Results of operations for interim periods are not necessarily indicative of annual results.

Interim Financial reporting
These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements, except as described in Changes in accounting policies, below.

Changes in accounting policies
On March 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants – Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedges”. The adoption of Sections 3855 and 3865 had no impact on the financial statements. Comprehensive income is disclosed in note 9 of these financial statements.

Cash and cash equivalents
Cash and cash equivalents consist of bank balances and short-term investments with original maturities of less than three months.

2. PREPAID EXPENSES AND DEPOSITS

	August 31, 2007	February 28, 2007
Slotting fees	$ 233,022	$ 528,018
Insurance premiums	34,339	75,113
Rental deposits and other	153,296	211,209
	$ 420,657	$ 814,340

3. GOODWILL
Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the goodwill balance from February 28, 2007 is due to currency translation adjustments.

4. INCOME TAXES
The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company’s results at the current income tax rate and expected net realizable value. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

5. LONG-TERM DEBT
The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. As at August 31, 2007, the Company was in compliance with these covenants and the bank has indicated that it does not expect repayment of the loan other than as scheduled. Accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc - Q2 REPORT	11

6. SHARE CAPITAL

August 31, 2007
Authorized:
Common shares without par value	500,000,000
Preferred shares without par value
designated into the following series:
Series “A” preferred shares, without par value	1,000,000
Series “B” preferred shares, without par value	100
Series “C” preferred shares, without par value	1,000,000
Series “D” preferred shares, without par value	4,000,000
Series “E” preferred shares, without par value	4,000,000
Undesignated	9,999,900

Issued: Common shares without par value

Outstanding at May 31, 2007	16,545,011
Issued	3,389,413

Outstanding at August 31, 2007	19,934,424

On August 9, 2007, the Company issued 3,300,001 common shares and 1,650,001 common share purchase warrants for net proceeds of $8,925,821 (after deducting share issuance expenses of $974,182). Of this amount, $3,864,580 was allocated to the issueable warrants and recorded in Contributed Surplus while the balance of $5,061,241 was allocated to common shares. The warrant value was calculated using the Black-Scholes option-pricing model using a risk free rate of 4.5%, a volatility factor of 77% and 66 months as the term of the warrants.

	Issued and	Weighted
Stock options granted, exercised and	outstanding	average
cancelled since May 31, 2007	options	exercise price

Outstanding at May 31, 2007	1,552,077	$ 1.42
Issued	70,000	$ 3.75

Exercised	(89,412)	$ 1.20
Cancelled	(148,667)	$ 3.09
Outstanding at August 31, 2007	1,383,998	$ 1.38

At August 31, 2007, there were 945,724 vested options outstanding at an average exercise price of $1.09.

	Issued and
Common share purchase warrants	outstanding
issued since May 31, 2007	warrants	Exercise price
Outstanding at May 31, 2007	0	n/a
Issued	1,650,001	$ 3.95

Exercised	0	n/a
Cancelled	0	n/a
Outstanding at August 31, 2007	1,650,001	$ 3.95

Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards in the event that the Company issues new shares at a price lower than the exercise price.

7. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Aug 31, 2007	Aug 31, 2006	Aug 31, 2007	Aug 31, 2006
Accounts receivable	$ 343,932	$ 188,820	$ 750,791	($ 1,451,773)

Inventory	298,920	(182,991)	848,387	(254,390)

Prepaid expenses	273,378	171,902	466,673	140,944

Accounts payable
and accruals	(1,258,968)	(455,766)	(3,175,852)	(924,907)

Changes in non-
cash working
capital items	($ 342,738)	($ 278,035)	($ 1,110,001)	($ 2,490,126)

8. GAIN ON CONTRACT SETTLEMENT

In the three month period ended May 31, 2007, the Company recorded other income of $1,226,506 resulting from the termination of a distribution agreement with Hansen Natural Corporation regarding the distribution of certain beverages in Canada.

9. COMPREHENSIVE INCOME

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Aug 31, 2007	Aug 31, 2006	Aug 31, 2007	Aug 31, 2006

Net income
(loss) available
to common
shareholders	($ 1,458,592)	$ 319,913	($ 1,643,673)	$ 584,756
Other comprehensive income:
Foreign currency
translation
adjustments	167,602	(30,006)	1,262,494	396,804

Comprehensive
income (loss)	($ 1,290,990)	$ 289,907	($ 381,179)	$ 981,560

The functional currency of the Company is the Canadian dollar. Assets and liabilities are translated into US dollars at the exchange rate in effect at the period end date. Income and expenses are translated into US dollars at the average exchange rate for the period. Exchange gains or losses on the translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity. The US/Canadian balance sheet exchange rates for February 28, 2007 and August 31, 2007 were 1.167 and 1.056 respectively.

Leading Brands, Inc - Q2 REPORT	12

10. SEGMENTED INFORMATION
The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

11. SEASONALITY
The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

12. RELATED PARTY TRANSACTIONS
The following are new related party transactions occurring during the periods ended August 31, 2007:

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	Aug 31, 2007	Aug 31, 2006	Aug 31, 2007	Aug 31, 2006

Placement agents commissions,
paid to a company related by a
director in common, in connection
with a common share issue	$ 693,000	-	$ 693,000	-

Marketing consulting fees paid to
a company related by a director in
common (the President)	$ 16,503	-	$ 21,800	-

In addition, the Company agreed to issue 167,000 common share purchase warrants to the above noted placement agent pursuant to the terms of an agreement related to the issuance of common shares on August 9, 2007. The terms of these warrants are the same as those described in note 6. The warrants were issued on September 20, 2007.

Other significant transactions with related parties are disclosed in the Company’s annual financial statements.

Leading Brands, Inc - Q2 REPORT	13

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, are available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi	Ralph D. McRae
VP of Bottling Operations	Chairman, President and Chief Executive Officer

Jody Christopherson	Robert Mockford
VP of DSD	VP of Operations

Johanna Duprey	Dave Read
VP of Marketing	Executive Vice-President

Don A. Haliburton, CA	Craig Thibodeau
Chief Financial Officer	Sr. VP of Sales, East

Michel Houle	Brenda Williams
VP of Sales, Quebec	VP of Brand Development

Donna Louis, CGA	Pat Wilson
Treasurer	Executive VP of Sales, and
President – Leading Brands USA, Inc

LEADING BRANDS, INC.
     Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200
www.LBIX.com

Leading Brands, Inc - Q2 REPORT	14